SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 20/20

Copel Distribuição's grid market down 5.9% in the second quarter

This report analyzes Copel's electricity market performance between April and June 2020 and compares it to the figures for the same period in 2019.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, adjusted by removing consumers connected at 230 kV from the basis of comparison, shrank by 5,9% in terms of energy consumption in 2Q20, as illustrated in the following table:

The result is mainly due to the reduction of economic activity in several areas depending on the effects of the Covid-19 pandemic, which had a negative impact on the free market, with a 6.7% decline in 2Q20, reflecting the decrease in industrial production in the state of Paraná (down by 30.6%in April and 18.1% in May). This result was partially offset by the increased energy consumption by residential customers (5.2%) and rural costumers (3.3%).

The captive market

Copel Distribuição’s captive market energy sales totaled 4,554 GWh in 2Q20, a reduction of 5.8%. The following table illustrates captive market behavior according to customer segment.

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The residential class consumed 1.891 GWh between April and June 2020, registering a growth of 5.2%, which reflects principally the increase in average monthly consumption to 163kWh/month, a 3.1% variation in comparison to 2Q19, due mainly to social isolation measures adopted in the second half of March, which encouraged people to spend more time at home in the period.

In the second quarter of 2020, this class accounted for 41.5% of captive market consumption, totaling 3,868,967 consumers at the end of June 2020.

The industrial class registered a drop of 18.8% in the period from April to June 2020, totaling 549 GWh, which is a reflection mainly (i) of the sharp drop in industrial energy consumption, due to the decrease in level of economic activity in several areas due to the effects of the Covid-19 pandemic, having the manufacture of non-metallic mineral products (-49.4%) and motor vehicles, trailers and semi-trailers (-38.4%) as the industry segments with the greatest impact on this result; and (ii) of the migration of customers to the free market, which would represent an average consumption of approximately 80 GWh in the quarter. At the end of June 2020, the industrial class represented 12.1% of captive market consumption, with 71,209 consumers.

The commercial class consumed 928 GWh in 2Q20, a reduction of 19.1%, resulting from the lower level of economic activity is due to the reduction in the level of economic activity due to the effects of the Covid-19 pandemic. The activities with the greatest impact on this result were services to buildings and landscape activities (-45.1%) and civil construction (-62.9%). At the end of the second quarter of 2020, this class represented 20.4% of captive market consumption, with 405,560 consumers.

The energy consumption of the rural class increased 3.3% in 2Q20, totaling 597 GWh, reflecting the good performance of agribusiness in Paraná, despite the negative effects of the Covid-19 pandemic. At the end of June 2020, the rural class represented 13.1% of captive market consumption, with 348,758 consumers.

The other classes (public authorities, public lighting, public services and own consumption) totaled 589 GWh consumed between April and June 2020, with a reduction of 7.7%, resulting mainly from the 28.7% drop in the public authorities class, motivated by the effects of the Covid-19 pandemic. Together, these classes represented 12.9% of captive market consumption, with 59,212 consumers at the end of the second quarter of 2020.

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Consolidated energy market at Copel

Electricity Sales

Copel’s electricity supply, which is the volume of energy sold to final customers, is comprised by sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização, decreased 2.4% between April and June 2020.

The breakdown of energy sales by segment is illustrated below:

Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização totaled 12,943 GWh in the second quarter of 2020, a increase of 8,0%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização:

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Curitiba, July 24, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 24, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.